SEC FILE NUMBER:  000-30239

                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K and Form 10-KSB  [ ] Form 11-K    [ ] Form 20-F
              [X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

              For Period Ended: May 31, 2004

              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:________________


Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

______________________________________________________________________________

PART I - REGISTRANT INFORMATION

  UNICO, INCORPORATED
______________________________________________________________________________
Full Name of Registrant

______________________________________________________________________________
Former Name if Applicable

  6475 Grandview Avenue, P.O. Box 777
______________________________________________________________________________
Address of Principal Executive Office (Street and Number)

  Magalia, California 95954
______________________________________________________________________________
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |  (a)  The reasons described in reasonable detail in Part III of this
     |       form could not be eliminated without unreasonable effort or
     |       expense;
     |
 [x] |  (b)  The subject annual report, semi-annual report; transition report
     |       on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof,
     |       will be filed on or before the fifteenth calendar day following
     |       the prescribed due date; or the subject quarterly report of
     |       transition report on Form 10-Q, or portion thereof will be filed
     |       on or before the fifth calendar day following the prescribed due
     |       date; and
     |
     |   (c) The accountant's statement or other exhibit required by Rule
     |       12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

     Unico, Incorporated did not provide its auditors with all of the information necessary for the auditors to complete the review of the financial statements prior to the date on which the Form 10-QSB was required to be filed.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Robert N. Wilkinson        (801)               533-9645
     ____________________  ______________   ___________________________
          (Name)              (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If
     answer is no, identify report(s).                     [x] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
     portion thereof?                                      [x] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Unico, Incorporated anticipates reporting a net loss of approximately $849,390 for the first fiscal quarter ended May 31, 2004 as compared to the net loss of $411,924 reported for the first fiscal quarter ended May 31, 2003.

______________________________________________________________________________

                     Unico, Incorporated
         _______________________________________________
           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  July 15, 2004                    By   /s/ Ray C. Brown
                                          _________________________________
                                          Ray C. Brown, Chief Executive
                                          Officer and Principal Financial
                                          and Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                            ATTENTION

Intentional Misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).